Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com @DenisonMinesCo

PRESS RELEASE

DENISON REPORTS RESULTS FROM ACTIVE Q1 2016, INCLUDING POSITIVE

ECONOMICS FOR WHEELER RIVER AND SALE OF AFRICAN ASSETS

Toronto, ON – May 4, 2016. Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE MKT) today filed its Consolidated Financial Statements and Management’s Discussion & Analysis (“MD&A”) for the period ended March 31, 2016. Both documents can be found on the Company’s website at www.denisonmines.com or on SEDAR (at www.sedar.com) and EDGAR (at www.sec.gov/edgar.shtml). The highlights provided below are derived from these documents and should be read in conjunction with them. All amounts in this release are in U.S. dollars unless otherwise stated.

David Cates, President and CEO of Denison commented “The first quarter of 2016 was in many ways a preview of what the market can expect from Denison in future years: A clear focus on advancing our leading asset base in the infrastructure rich eastern portion of the Athabasca Basin. During the quarter we announced an agreement to sell our African assets, positive results from a PEA for the Wheeler River project, the expansion of a new area of high-grade mineralization near Wheeler’s Gryphon deposit, and the discovery of new uranium mineralization at one of the Company’s exploration pipeline projects. The Company believes in the strong long term fundamentals of the nuclear energy industry, which is backed by global growth in nuclear power generation capacities and a shortage of low cost future sources of uranium production in the development pipeline. With the Wheeler River PEA illustrating the project’s potential to generate an attractive IRR, based on the current long-term contract price of uranium, Denison is well positioned to build on a solid foundation and continue to invest in the people and the Province of Saskatchewan.”

Q1-2016 OPERATIONAL HIGHLIGHTS

•	Positive results from the Preliminary Economic Assessment on the Wheeler River Property

The Preliminary Economic Assessment (“PEA”) on Denison’s 60% owned Wheeler River project evaluated the merit of co-developing the high-grade Gryphon and Phoenix deposits. The PEA produced a base case pre-tax Internal Rate of Return (“IRR”) of 20.4%, and an indicative post-tax IRR to Denison of 17.8%, based on the current long term contract price for uranium of $44 per pound U3O8. Illustrating the project’s exposure to rising uranium prices, the PEA also included a production scenario based on a uranium price of $62.60 per pound U3O8, resulting in a pre-tax IRR of 34.1% and pre-tax NPV of CAD$1,420 million (Denison’s share – CAD$852 million).

•	Experienced continued exploration success at the Wheeler River property

Expansion of Mineralized Zone North of the Gryphon Deposit

The winter exploration program was highlighted by the discovery and the expansion of high-grade basement hosted mineralization in the area immediately north and northwest of the Gryphon deposit. Despite limited time for follow up this winter, Denison successfully identified additional mineralization and added several new lenses of mineralization to the Company’s geological model for the area north of Gryphon, suggesting potential for meaningful resource growth at the Gryphon deposit.

Exploration Southwest of Gryphon along the K-North Trend

The winter program also included exploration designed to discover new uranium mineralization to the southwest of the Gryphon deposit along the K-North trend. Step-out drill testing in this area was successful in extending the mineralized K-North trend an additional 1.4 kilometres southwest of Gryphon. Mineralization was encountered at or near the sub-Athabasca unconformity and continues to suggest that there is potential for a significant discovery to occur at the unconformity or within the basement rock along the trend.

•	Generated encouraging exploration results at other high priority exploration pipeline properties

Over 9,300 metres of diamond drilling were completed in 23 holes on Denison operated exploration pipeline properties during the winter exploration program. An additional 8,107 metres in 31 drill holes were completed on two non-operated properties.

Murphy Lake – At Denison’s 68.85% owned Murphy Lake property, a drill program consisting of 10 holes totaling 3,695 metres was completed, intersecting additional unconformity mineralization at depths ranging from 260 to 280 metres below surface. Further targets along strike were identified within the DC-IP resistivity survey and ground gravity survey that were also completed as part of the winter program.

Crawford and Moon Lake South – Drill results from the Company’s 100% owned Crawford Lake property and the adjacent Moon Lake South property returned extensive basement alteration and structure, as well as the first discovery of uranium mineralization along the CR-3 conductive trend, which warrants further follow up drilling to evaluate this trend for unconformity and basement hosted uranium mineralization

•	Executed Agreement to combine African-based uranium interests with GoviEx Uranium Inc.

On March 30, 2016, Denison announced the execution of a Definitive Share Purchase Agreement (“Share Purchase Agreement”) with GoviEx Uranium Inc. (“GoviEx”), pursuant to which GoviEx will acquire Denison’s African-based uranium interests in exchange for approximately 56.1 million common shares of GoviEx and approximately 22.4 million share purchase warrants. Upon completion of the transaction, which is expected to close in mid-May 2016, Denison will hold 25% of GoviEx’s outstanding common shares and 28% of GoviEx’s shares on a fully diluted basis. GoviEx’s principal asset is the 100% owned advanced development stage Madaouela project in Niger. GoviEx is a publicly traded company, listed on the Canadian Securities Exchange under the symbol “GXU”.

•	Earned $1.2 +million in toll milling revenue from McClean Lake

The McClean Lake mill, in which Denison holds a 22.5% interest, packaged approximately 4.5 million pounds U3O8 during the first quarter for the Cigar Lake Joint Venture (“CLJV”), generating toll milling revenues for Denison of $1.2 million. The MLJV plans to package 16 million pounds U3O8 for the CLJV during 2016.

•	Entered into a three year management services agreement with Uranium Participation Corporation

On March 4, 2016, Denison announced that it entered into a new three year agreement to provide management services to Uranium Participation Corporation. The new agreement took effect on April 1, 2016, upon the conclusion of the three year term of the prior management services agreement.

•	CAD$10 Million offering of flow-through common shares to finance 2017 Canadian exploration

The Company announced a “bought deal” private placement on May 3, 2016. The Company has granted the Underwriters an option to offer for sale up to an additional 20% of flow-through shares, at the same price.

SELECTED ANNUAL FINANCIAL INFORMATION

(in thousands)	As at March 31, 2016	As at December 31, 2015
Financial Position of Continuing Operations:
Cash and cash equivalents	$5,994	$5,367
Short term investments	7,785	7,282
Long term investments	386	496

Cash, cash equivalents and investments	$14,165	$13,145

Working capital	$14,015	$12,772
Property, plant and equipment	$196,250	$188.250
Total assets	$224,147	$212,758
Total long-term liabilities	$39,913	$38,125

(in thousands, except for per share amounts)	2016 Q1	2015 Q1
Continuing Operations:
Total revenues	$3,330	$2,328
Net loss	$(4,445)	$(3,853)
Basic and diluted loss per share	$(0.01)	$(0.01)

Discontinued Operations:
Net loss	$(5,162)	$(5,941)
Basic and diluted loss per share	$(0.01)	$(0.01)

EXPLORATION AND EVALUATION

Denison’s share of exploration and evaluation expenditures were $4,603,000 during the first quarter of 2016, compared to $5,522,000 during the same period in 2015.

Exploration at the Gryphon deposit

During the winter 2016 program, drill testing within 200 metres north and northwest of the Gryphon deposit returned numerous high-grade intersections within the Basal Pegmatite unit, which has undergone little previous drill testing. The initial high-grade intersection in this area was reported in drill hole WR-633D1 on Section 5200GP, which intersected 1.7% eU3O8 over 7.6 metres (including 6.3% eU3O8 over 1.7 metres). Follow-up drilling along section to the northwest intersected high-grade mineralization in drill hole WR-641, with 3.9% eU3O8 reported over 9.2 metres (including 6.7% eU3O8 over 5.3 metres). A further four holes were completed on Section 5200GP, all of which intersected mineralization in excess of 0.1% eU3O8 over 1 meter. As warranted by these results, additional follow-up drilling commenced on adjacent sections, roughly 50 metres along strike to the southwest (Section 5150GP, two holes) and to the northeast (Section 5250GP, two holes). The results from Section 5150GP are highlighted by drill holes WR-651 and WR-646, which intersected 4.2% eU3O8 over 2.8 metres (including 8.2% eU3O8 over 1.4 metres) and 7.1% eU3O8 over 2.0 metres (including 9.3% eU3O8 over 1.5 metres), respectively. Further details are provided in Denison’s press release dated April 18, 2016.

Exploration southwest of Gryphon along the K-North trend

A total of 13 drill holes were completed, commencing on Section 3200GP and continuing along strike to the southwest on sections at 200 metres, 600 metres, 1,000 metres and 1,400 metres respectively. Weak mineralization and/or anomalous radioactivity was intersected in almost every hole, including 0.10 % eU3O8 over 10.4 meters in drill hole WR-634 and 0.11% eU3O8 over 6.1 meters in drill hole WR-655, immediately below the unconformity.

Exploration pipeline properties

During the 2016 winter exploration programs, the Company managed or participated in 12 other exploration programs (10 operated by Denison), including 8 drilling programs (6 operated by Denison). Further details are provided in Denison’s press release dated April 21, 2016.

At Murphy Lake, drilling confirmed the continuity of the intense hydrothermal sandstone alteration system, identified in 2015, over a strike length of 850 metres. Weak uranium mineralization was intersected in the sandstone associated with intense hematite and clay alteration in several holes.

At Crawford Lake and Moon Lake South, drilling was focused on the CR-3 conductive trend and results included extensive basement alteration and structure on Crawford Lake and the discovery of uranium mineralization at the unconformity on Moon Lake South.

Evaluation program

Denison completed a PEA on the 60% owned Wheeler River project. The PEA considers the potential economic merit of co-developing the high-grade Gryphon and Phoenix deposits as a single underground mining operation, and assumes processing at Denison’s 22.5% owned McClean Lake mill, located in the infrastructure rich eastern portion of the Athabasca Basin. The Wheeler River project has the potential to generate robust economics based on today’s long term uranium price and with its current resource base. The PEA provides the Company with a solid foundation to work from and allows the project to advance immediately towards a Pre-Feasibility Study.

Further details are provided in Denison’s press release dated April 4, 2016. The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

RESULTS OF OTHER OPERATIONS

Revenues

The McClean Lake mill continued to process ore received from the Cigar Lake mine. During the first quarter of 2016, the McClean Lake mill packaged approximately 4.5 million pounds U3O8 for the CLJV and the Company’s share of toll milling revenue during the period totaled $1,204,000.

Revenue from Denison Environmental Services (“DES”) and the Company’s management services agreement with UPC, during the three months ended March 31, 2016, were $1,753,000 and $373,000, respectively.

Operating expenses

Operating expenses in the Canadian mining segment include depreciation, mining and other development costs, and standby costs. Operating expenses during the first quarter of 2016 were $755,000, including $609,000 in depreciation from the McClean Lake mill, associated with the processing of 4.5 million pounds U3O8 from the CLJV

Operating expenses for DES, during the three months ended March 31, 2016, totaled $1,508,000. The expenses relate primarily to care and maintenance and consulting services provided to clients and include labour and other costs.

General and administrative expenses

Total general and administrative expenses were $1,040,000 during the first quarter of 2016. These costs are mainly comprised of head office salaries and benefits, office costs in multiple regions, audit and regulatory costs, legal fees, investor relations expenses, project costs and all other costs related to operating a public company with listings in Canada and the United States.

Foreign exchange income and expense

During the three months ended March 31, 2016, a foreign exchange loss of $1,987,000 was recognized due primarily to unfavourable fluctuations in foreign exchange rates applicable on the translation of US dollar intercompany debt.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $6,179,000 at March 31, 2016 and the company also held investments in GICs of $7,785,000, which are categorized as short term investments. The Company holds the large majority of its cash, cash equivalents and investments in Canadian Dollars. As at March 31, 2016, the Company’s cash, cash equivalents and current investments amount to CAD$18.1 million. The Company’s CAD$24 million credit facility available for non-financial letters of credit was extended in January 2016. The facility contains a covenant that requires the Company to maintain a minimum cash balance of CAD$5 million on deposit with the Bank of Nova Scotia.

SUBSEQUENT EVENT: FLOW-THROUGH COMMON SHARES OFFERING

On May 3, 2016 the Company announced that it has entered into an agreement for a private placement of 12,200,000 flow-through common shares at a price of CAD$0.82 per share, for gross proceeds of CAD$10,004,000. The Company has granted the underwriters an option to offer for sale up to an additional 20% of flow-through shares, at the same price. The closing of the offering is expected to occur on or about May 20, 2016 and is subject to the completion of formal documentation and receipt of regulatory approvals. The income tax benefits related to this issue are to be renounced to subscribers no later than December 31, 2016.

OUTLOOK FOR 2016

The Company has completed a successful winter exploration program in Canada and plans to follow up with a summer exploration program on certain high priority projects. Following the results of the PEA on the Wheeler River project, the Company also plans on initiating a Pre-Feasibility Study during the remainder of the year. At the end of the first quarter of 2016, the Company’s exploration, development and operation plans for the year remain unchanged.

(in thousands)	2016 BUDGET	Actual to March 31, 2016
Canada (1)
Toll Milling Revenue & Mineral Sales	$5,440	$1,190
Development & Operations	(2,400)	(310)
Mineral Property Exploration & Evaluation	(13,000)	(4,710)

	(9,960)	(3,830)

Africa
Zambia, Mali and Namibia	(1,290)	(310)

	(1,290)	(310)
Other (1)
UPC Management Services	1,530	250
DES Environmental Services	920	330
Corporate Administration & Other	(4,250)	(1,040)

	(1,800)	(460)

Total	$(13,050)	$(4,600)

(1)	Budget figures have been converted using a US$ to CAD$ exchange rate of 1.30.
(2)	The Company budgets on a cash basis. As a result, actual amounts represent a non-GAAP measure and exclude non-cash depreciation and amortization amounts of $856,000.

Qualified Person

The disclosure regarding the PEA was reviewed and approved by Peter Longo, P. Eng, MBA, PMP, Denison’s Vice-President, Project Development, who is a Qualified Person in accordance with the requirements of NI 43-101. The balance of the disclosure of scientific and technical information regarding Denison’s properties in this press release and the MD&A was prepared by or reviewed and approved by Dale Verran, MSc, Pr.Sci.Nat., the Company’s Vice President, Exploration, a Qualified Person in accordance with the requirements of NI 43-101. For a description of the data verification, assay procedures and the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 24, 2016 available under Denison’s profile on SEDAR at www.sedar.com, and its Form 40-F available on EDGAR at www.sec.gov/edgar.shtml.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan. Including its 60% owned Wheeler River project, which hosts the high grade Phoenix and Gryphon uranium deposits, Denison’s exploration portfolio consists of numerous projects covering over 350,000 hectares in the eastern Athabasca Basin. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 61.55% interest in the J Zone deposit on the Waterbury Lake property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the Mutanga project in Zambia, 100% of the uranium/copper/silver Falea project in Mali, and a 90% interest in the Dome project in Namibia. Denison has recently entered into an agreement with GoviEx Uranium Inc. (GXU: CSE) to sell its African interests, with an expected closing date in May, 2016.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

David Cates	(416) 979 – 1991 ext 362
President and Chief Executive Officer

Sophia Shane	(604) 689 - 7842
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”. In particular, this press release contains forward-looking information pertaining to the following: the likelihood of completing and benefits to be derived from corporate transactions; the results of the PEA and expectations regarding further studies; expectations regarding the toll milling of Cigar Lake ores; expectations regarding revenues and expenditure from operations at DES; capital expenditure programs, estimated exploration and development expenditures and reclamation costs and Denison’s share of same; expectations of market prices and costs; supply and demand for uranium; exploration, development and expansion plans and objectives and statements regarding anticipated budgets; receipt of regulatory approvals, permits and licences under governmental regulatory regimes; and Denison’s preparation for and ability to complete a spin-out or disposal transaction of its African interests. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 24, 2016 under the heading “Risk Factors”. These factors are not, and should not be construed as being exhaustive. Accordingly, readers should not place undue reliance on forward-looking statements.

The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this press release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This press release may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.